IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2008 AND 2007

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON UNAUDITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the nine months ended September 30, 2008 have been prepared by management and are the responsibility of the Company’s management.

November 12, 2008

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	September 30, 2008 $	December 31, 2007 $
A S S E T S
CURRENT ASSETS
Cash	108,006	183,628
Short-term investments (Note 4)	23,832,779	6,813,462
Marketable Securities (Note 5)	409,600	-
Amounts receivable, prepaids and deposits (Note 9)	340,514	627,400
Navidad interest (Note 2 )	-	18,500,000
	24,690,899	26,124,490
Mineral properties and deferred costs (Note 6)	337,833	-
	25,028,732	26,124,490
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 9)	253,821	105,724
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 7)	58,753,501	58,753,501
WARRANTS (Note 7)	1,281,946	1,281,946
CONTRIBUTED SURPLUS (Note 8)	6,220,312	6,157,412
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 5)	(420,200)	-
DEFICIT	(41,060,648)	(40,174,093)
	24,774,911	26,018,766
	25,028,732	26,124,490

NATURE OF OPERATIONS (Note 1)

NAVIDAD INTEREST (Note 2)

COMMITMENTS (Note 9)

APPROVED BY THE BOARD
“David Horton”	, Director
“Robert Stuart Angus”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008 $	2007 $	2008 $	2007 $
EXPENSES
Administrative and management services	80,402	57,457	197,754	210,042
Corporate development and investor relations	57,378	14,531	139,022	46,195
General exploration	31,300	2,707	113,757	6,414
Office and sundry	57,566	83,063	191,456	157,181
Professional fees	61,705	352,894	293,775	835,995
Rent, parking and storage	33,302	9,030	78,238	34,227
Salaries and employee benefits	103,237	45,006	245,513	170,503
Stock-based compensation expense	62,900	-	62,900	-
Telephone and utilities	7,343	1,908	15,009	6,942
Transfer agent and regulatory fees	3,826	2,639	63,839	67,895
Travel and accommodation	10,639	3,977	48,830	17,202
Navidad holding costs (Note 2)	-	19,648	-	97,423
	509,598	592,860	1,450,093	1,650,019
LOSS BEFORE OTHER ITEMS	(509,598)	(592,860)	(1,450,093)	(1,650,019)
OTHER INCOME (EXPENSE)
Foreign exchange loss	(560)	(8,466)	(14,548)	(17,327)
Interest income	195,616	85,539	578,086	256,835
	195,056	77,073	563,538	239,508
LOSS FOR THE PERIOD	(314,542)	(515,787)	(886,555)	(1,410,511)
DEFICIT - BEGINNING OF PERIOD	(40,746,106)	(39,984,128)	(40,174,093)	(39,089,404)
DEFICIT - END OF PERIOD	(41,060,648)	(40,499,915)	(41,060,648)	(40,499,915)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.01)	$(0.01)	(0.02)	$(0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	52,132,064	52,132,064	52,132,064	52,088,474

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

 (Unaudited – Expressed in Canadian Dollars)

	Three Months Ended September 30,	Nine Months Ended September 30,
	2008	2008

LOSS FOR PERIOD	(314,542)	(886,555)

OTHER COMPREHENSIVE INCOME
Unrealized loss on available-for-sale marketable securities	(455,900)	(420,200)

COMPREHENSIVE LOSS FOR THE PERIOD	(770,442)	(1,306,755)

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008 $	2007 $	2008 $	2007 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period	(314,542)	(515,787)	(886,555)	(1,410,511)
Items not affecting cash
Accrued interest	81,367		(269,317)	-
Stock-based compensation expense	62,900		62,900	-
	(170,275)	(515,787)	(1,092,972)	(1,410,511)
Change in non-cash working capital balances	4,562	48,114	377,478	(244,303)
	(165,713)	(467,673)	(715,494)	(1,654,814)
INVESTING ACTIVITIES
Expenditures on mineral properties and deferred costs	(244,741)	-	(280,328)	-
Receipt of Navidad interest	-	-	18,500,000	-
Increase in marketable securities	(330,000)	-	(829,800)	-
Decrease (increase) in short-term investments	650,000	561,002	(16,750,000)	1,355,960
	75,259	561,002	639,872	1,355,960
FINANCING ACTIVITIES
Issuance of common shares	-	-	-	59,500
	-	-	-	59,500
(DECREASE) INCREASE IN CASH	(90,454)	93,329	(75,622)	(239,354)
CASH - BEGINNING OF PERIOD	198,460	58,737	183,628	391,420
CASH - END OF PERIOD	108,006	152,066	108,006	152,066

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Nine Months Ended September 30,
	2008 $	2007 $
SHARE CAPITAL
Balance at beginning of period	58,753,501	58,664,727
Exercise of options	-	59,500
Balance at end of period	58,753,501	58,724,227
WARRANTS
Balance at beginning and end of period	1,281,946	1,281,946
CONTRIBUTED SURPLUS
Balance at beginning of period	6,157,412	6,152,265
Options granted	62,900	-
Balance at end of period	6,220,312	6,152,265
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	-	-
Net unrealized gain (loss) on available-for-sale marketable securities	(420,200)	-
Balance at end of period	(420,200)	-
DEFICIT
Balance at beginning of period	(40,174,093)	(39,089,404)
Loss for the period	(886,555)	(1,410,511)
Balance at end of period	(41,060,648)	(40,499,915)
TOTAL SHAREHOLDERS’ EQUITY	24,774,911	25,658,523

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited –Prepared by Management)

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINGENCY

IMA Exploration Inc. (the “Company”) is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently the Company considers itself to be an exploration stage company.  The amounts that are shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.  The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.

2.

NAVIDAD INTEREST

As at December 31, 2007, the Company recorded a Navidad interest balance of $18,500,000. The Company received $7.5 million on January 8, 2008 plus interest that had accrued in the amount of $341,380.  The balance of $11 million was received on February 11, 2008.

3.

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.  The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

New accounting policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the nine months ended September 30, 2008.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited –Prepared by Management)

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the company's key management personnel:

(i)

qualitative information about its objectives, policies and processes for managing capital.

(ii)

summary quantitative data about what it manages as capital.

(iii)

whether during the period it complied with any externally imposed capital requirements to which it is subject.

(iv)

when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the nine months ended September 30, 2008.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs  and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Financial Instruments Disclosures

In March 2007, the CICA issued section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.  Section 3862 requires disclosure of additional detail by financial asset and liability categories.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the nine months ended September 30, 2008.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited –Prepared by Management)

(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.

SHORT-TERM INVESTMENTS

As at September 30, 2008 and December 31, 2007, the Company held short-term investments comprised of the following:

	September 30, 2008
	Maturity	Principal and Accrued Interest $
12 month term deposit - 4.45% annual interest rate ($6,100,000 principal amount)	August 12, 2009	5,673,410
12 month term deposit - 3.45% annual interest rate ($6,800,000 principal amount)	January 6, 2009	6,919,193
12 month term deposit - 3.45% annual interest rate ($10,000,000 principal amount)	February 10, 2009	10,218,342
12 month term deposit - 3.45% annual interest rate ($1,000,000 principal amount)	February 10, 2009	1,021,834
		23,832,779

	December 31, 2007
	Maturity	Principal and Accrued Interest $
12 month term deposit - 4.45% annual interest rate ($6,700,000 principal)	August 13, 2008	6,813,462

All term deposits are fully redeemable in full or portion at the Company’s option without penalty.  Interest is paid on amounts redeemed subsequent to 30 days from the date of investment. The principal and interest are unconditionally guaranteed by the Bank of Montreal.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited –Prepared by Management)

(Expressed in Canadian Dollars)

5.

MARKETABLE SECURITIES

On June 16, 2008 the Company purchased 3,570,000 of Amera Resources Corporation, a company with common directors, for $0.14 per unit for a total of $499,800.  On September 17, 2008 the Company purchased 2,750,000 shares Blue Sky Uranium Corp., a company under common management, for $0.12 per unit for a total of $330,000.   As at September 30, 2008, the quoted market value of the shares of the public corporations was $409,600. The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur.

	Number of Shares	Price per Share $	Cost $	Market Value $
Amera Resources Corporation	3,570,000	0.14	499,800	107,100
Blue Sky Uranium Corp. *	2,750,000	0.12	330,000	302,500
			829,800	409,600

* On October 24, 2008, the Company purchased an additional 5,583,333 shares of Blue Sky Uranium Corp. for $670,000 (see Note 12)

6.

MINERAL PROPERTIES

The Company has entered into an Option Agreement with Western Copper Corporation (“Western Copper”) to further explore and develop the Hushamu Property and in which the Company has the right to acquire up to a 70% interest.  The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

The Company has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three the Company will spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit.  This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1).  The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

The table below summarizes the mineral property expenditures for the nine months ended September 30, 2008:

Hushamu Property

$
Balance, beginning of the period	-

Acquisition costs	-
Assays	3,667
Communications	595
Office	13,698
Salaries and contractors	148,418
Supplies and equipment	42,227
Transportation	84,803
Imagery and base maps	17,274
Construction	27,151
Balance, end of the period	337,833

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited –Prepared by Management)

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL

Authorized

- unlimited common shares without par value

- 100,000,000 preferred shares without par value

Issued - common shares	September 30, 2008		December 31, 2007
	Number	$	Number	$
Balance, beginning of period	52,132,064	58,753,501	52,013,064	58,664,727
Exercise of options	-	-	119,000	59,500
Contributed surplus reallocated on exercise of options	-	-	-	29,274
Balance, end of period	52,132,064	58,753,501	52,132,064	58,753,501

(a)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

A summary of the changes in the number of stock options outstanding and exercisable for the nine months ended September 30, 2008 is as follows:

	Number	Weighted Average Exercise Price $
Balance, beginning of period	4,330,000	2.72
Granted	250,000	0.54
Cancelled /forfeited	(490,000)	2.05
Expired	(1,275,000)	1.62
Balance, end of period	2,815,000	3.15

Stock options outstanding and exercisable at September 30, 2008 are as follows:

Number	Exercise Price $	Expiry Date
1,197,000	3.10	March 24, 2009
765,000	4.16	March 16, 2010
380,000	2.92	November 16, 2010
250,000	0.54	June 2, 2011
223,000	3.21	June 22, 2011
2,815,000

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited –Prepared by Management)

(Expressed in Canadian Dollars)

7.

SHARE CAPITAL (continued)

(b)

Warrants

A summary of the changes in warrants for the nine months ended September 30, 2008 is as follows:

	Number	Weighted Average Exercise Price $
Balance, beginning of period	3,271,070	3.62
Expired	(1,604,400)	3.80
Balance, end of period	1,666,670	3.45

Common shares reserved pursuant to warrants and agent warrants outstanding at September 30, 2008 are as follows:

Number	Exercise Price $	Expiry Date
1,666,670	3.45	September 14, 2009

8.

CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

	September 30, 2008	December 31, 2007
	$	$
Balance, beginning of period	6,157,412	6,152,265
Contributed Surplus as a result of stock options granted	62,900	34,421
Contributed Surplus reallocated on exercise of stock options	-	(29,274)
Balance, end of period	6,220,312	6,157,412

9.

RELATED PARTY TRANSACTIONS

(a)

The Company engages Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.  During the nine months ended September 30, 2008, the Company incurred fees of $430,487 (2007 - $392,624) to the Grosso Group: $345,049 (2007 - $326,437) was paid in monthly payments and $85,438 (2007 – $66,187 included in other receivables, prepaids and deposits) is included in accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period.  Also, included in accounts receivable, prepaids and deposits is a $205,000 (2007 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited –Prepared by Management)

(Expressed in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS (continued)

Effective May 31, 2008 Astral Mining Corporation withdrew as a shareholder of Grosso Group and discontinued the use of the services and facilities provided.

Effective September 1, 2008 Amera Resources Corporation withdrew as a shareholder of Grosso Group and discontinued the use of the services and facilities provided.

(b)

During nine months ended September 30, 2008, the Company paid $253,227 (2007 - $243,550) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(c)

Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses.  Discretionary bonuses may also be paid if approved by the compensation committee.  Accordingly, the total compensation paid to the director in the nine months ended September 30, 2008 was $90,000.  This amount is included in the total amount paid to directors and officers discussed in Note 9(b) above.

The Company may terminate this agreement by giving the director thirty day written notice.  In the event the Company terminates this agreement the director may be entitled to receive the discretionary bonus.

(d)

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000.  Accordingly, the total compensation paid to the President in the nine months ended September 30, 2008 was $187,500 (2007 - $187,500). This amount is included in the total amount paid to directors and officers discussed in Note 9(b) above.

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on September 30, 2008, the amount payable under the contract would be $1,211,500.  In the event the contract is terminated by the Company as a result of the President’s death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee.  The agreements may be terminated at any time at the other companies’ discretion upon 30 days written notice.  The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President’s services, at which time the fee would be adjusted accordingly.  For the period ended September 30, 2008, the Company has accrued a total of $50,442 from the other shareholder companies which has been recorded as a reduction in Administrative and management services expense. This amount is included in the total amount paid to directors and officers discussed in Note 9(b) above.  The fees will be reviewed and adjusted on a periodic basis.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

IMA EXPLORATION INC.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(Unaudited –Prepared by Management)

(Expressed in Canadian Dollars)

10.

SEGMENTED INFORMATION

The Company is involved in mineral exploration and development activities.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the nine months ended September 30, 2008.

The Company’s total assets are segmented geographically as follows:

	September 30, 2008
	Canada $	Argentina $	Total $
Current assets	24,686,490	4,409	24,690,899
Mineral Properties and deferred costs	337,833	-	337,833
	25,024,323	4,409	25,028,732

	December 31, 2007
	Canada $	Argentina $	Total $
Current assets	26,102,160	22,330	26,124,490
	26,102,160	22,330	26,124,490

11.

SUPPLEMENTARY CASH FLOW INFORMATION

Non-cash investing activities were conducted by the Company as follows:

	Nine Months Ended September 30,
	2008 $	2007 $
Investing activities
Expenditures on mineral property interests and deferred costs	(57,505)	-
Accounts payable for mineral properties	57,505	-
	-	-

12.

SUBSEQUENT EVENTS

On October 24, 2008, the Company acquired 5,583,333 units of Blue Sky Uranium Corp. at a price of $0.12 per unit for a total of $670,000.  Each Unit consists of one common share and one nontransferable share purchase warrant. Each warrant will entitle the Company to purchase one additional common share in the capital of the Blue Sky Uranium Corp. at a price of $0.18 per share in year one and $0.20 per share in year two. With this purchase the Company holds a control position in Blue Sky Uranium Corp.